UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 2)

                                        Coconut Palm Acquisition Corp.
(Name of Issuer)

                             Common Stock, $0.0001 Par Value Per Share

(Title of Class of Securities)

                                                        191885102
(CUSIP Number)

Simon M. Lorne, Esq.
Millennium Management, L.L.C.
666 Fifth Avenue, 8th Floor
New York, New York 10103
                                                    (212) 841-4100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

                                                    October 24, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

SCHEDULE 13D

CUSIP No. 191885102
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Millenco, L.L.C. 13-3532932
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0- (See Item 5 below for disclosure regarding Warrants)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0- (See Item 5 below for disclosure regarding Warrants)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (See Item 5 below for disclosure regarding Warrants)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (See Item 5 below for disclosure regarding Warrants)
14	TYPE OF REPORTING PERSON OO, BD

SCHEDULE 13D

CUSIP No. 191885102
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Millennium Management, L.L.C. 13-3804139
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0- (See Item 5 below for disclosure regarding Warrants)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0- (See Item 5 below for disclosure regarding Warrants)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (See Item 5 below for disclosure regarding Warrants)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (See Item 5 below for disclosure regarding Warrants)
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 191885102
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Israel A. Englander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0- (See Item 5 below for disclosure regarding Warrants)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0- (See Item 5 below for disclosure regarding Warrants)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (See Item 5 below for disclosure regarding Warrants)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (See Item 5 below for disclosure regarding Warrants)
14	TYPE OF REPORTING PERSON IN

Explanatory Note

Introduction

    This Amendment No. 2 ("Amendment No. 2") amends and restates Amendment No. 1 to Schedule 13D filed on September 19, 2006 (the "Amendment No. 1") by the Reporting Persons, relating to their beneficial ownership of the Common Stock (as defined below) of the Company (as defined below).

    Amendment No. 2 (i) amends and restates Item 1, Item 2, Item 3, Item 4 and paragraphs (a) and (c) of Item 5, and (ii) reflects a material change in the number of shares beneficially owned by each Reporting Person and the percentage of class since the filing of Amendment No. 1 on the Schedule for each Reporting Person and in Item 5. Except for the above-referenced amendments, Amendment No. 2 does not modify any of the information previously reported on Amendment No. 1.

Item 1. Security and Issuer.

    The name of the issuer is Coconut Palm Acquisition Corp., a Delaware corporation (the "Issuer"). The address of the Issuer’s offices is 595 South Federal Highway, Suite 500, Boca Raton, Florida, 33432. This Schedule 13D relates to shares of the Issuer’s Common Stock, $0.0001 par value per share (the "Common Stock"). The Reporting Persons beneficially own or may be deemed to be the beneficial owner of Warrants (“Warrants”) exercisable into shares of Common Stock. Each Warrant entitles the holder to purchase one share of the Issuer’s Common Stock at a price of $5.00. Each Warrant will become exercisable upon the later of the Issuer’s completion of a business combination and September 8, 2006.

Item 2. Identity and Background.

    (a)-(c), (f). This statement is being filed by Millenco, L.L.C., a Delaware limited liability company, formerly known as Millenco, L.P., a Delaware limited partnership (“Millenco”). Millenco is a broker-dealer and a member of the American Stock Exchange and the NASDAQ. Millennium Management, L.L.C., a Delaware limited liability company ("Millennium Management"), is the manager of Millenco, and consequently may be deemed to have voting control and investment discretion over securities owned by Millenco. Israel A. Englander ("Mr. Englander") is the managing member of Millennium Management. As a result, Mr. Englander may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millennium Management. The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Millenco.

    The business address for Millenco, Millennium Management and Mr. Englander is 666 Fifth Avenue, New York, New York 10103. Mr. Englander is a United States citizen.

    Note: Millennium Partners, L.P., a Cayman Islands exempted limited partnership ("Millennium Partners"), is a non-managing member of Millenco. As a non-managing member, Millennium Partners has no investment or voting control over Millenco or its securities positions.

    (d). During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e). On December 1, 2005, Millennium Management and Mr. Englander, together with Millennium Partners and certain related persons and entities, entered into settlements with the Securities and Exchange Commission (“SEC”) and the Attorney General of the State of New York (the “NYAG”) relating to allegations that Millennium Partners had engaged in a pattern of deceptive “market timing” of mutual fund shares in years prior to 2004 and, in the case of the settlement with the NYAG only, had failed to take adequate steps to prevent a trader from engaging in mutual fund “late trading” in violation of firm policy. The parties neither admitted nor denied the allegations or findings (except as to jurisdiction) but consented to the entry of findings. The SEC proceedings are In the Matter of Millennium Partners, L.P., et al. Securities Act Release No. 8639 (December 1, 2005), available at www.sec.gov. Contemporaneously, the NYAG issued an Assurance of Discontinuance relating to the claims and findings of that office.

    Neither the Reporting Persons nor any other party admitted or denied any of the allegations or findings in these matters. The remedies included disgorgement by the entities of approximately $148 million of mutual fund trading profits, civil penalties aggregating approximately $32.15 million (with approximately $30 million being paid by Mr. Englander), an administrative order to cease and desist from violations of the antifraud provisions of the Securities Act and the Securities Exchange Act, and prophylactic relief.

Item 3. Source and Amount of Funds or Other Consideration.

    The amount of funds used to purchase the Warrants currently held by Millenco was approximately $479,800, calculated on an average cost basis (excluding brokerage commissions) by account. Millenco effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to Millenco as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the prime broker's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4. Purpose of Transaction.

    The purpose of the acquisition of the Warrants currently held by Millenco is for investment. The Reporting Persons may cause Millenco to make further acquisitions of shares of Common Stock or Warrants from time to time or to dispose of any or all of the shares of Common Stock or Warrants held by Millenco at any time.

    The Reporting Persons are engaged in the investment business. In pursuing this business, the Reporting Persons analyze the operations, capital structure and markets of companies, including the Company, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). From time to time, one or more of the Reporting Persons may hold discussions with third parties or with management of such companies in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the Company's capitalization or dividend policy.

    Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

    (a) As of the date hereof, Millenco may be deemed to be the beneficial owner of Warrants exercisable into 1,190,000 shares of Common Stock. Each Warrant entitles the holder to purchase one share of the Company’s Common Stock at a price of $5.00. Each Warrant will become exercisable upon the later of the Company’s completion of a business combination and September 8, 2006. The Company reported in a Current Report on Form 8-K filed as of April 13, 2006, that it had entered into an Agreement and Plan of Merger with Equity Broadcasting Corporation (“Equity Broadcasting”) and certain shareholders of Equity Broadcasting. As of the date of this filing, there have been no reports of the completion of this business combination. Therefore, if the shares of Common Stock issuable upon exercise of the Warrants are included for purposes of calculating beneficial ownership, Millenco may be deemed to be the beneficial owner of approximately 7.8% of the outstanding shares of Common Stock. The calculation of the foregoing percentage is on the basis of an aggregate number of 14,000,000 outstanding shares of Common Stock, as reported by the Company in its Quarterly Report on Form 10-Q, filed as of August 18, 2006.

    Millennium Management, as the manager of Millenco, may also be deemed to beneficially own the shares of Common Stock beneficially owned by Millenco.

    Mr. Englander, as the managing member of Millennium Management, may also be deemed to beneficially own the shares of Common Stock beneficially owned by Millenco.

    The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Millenco.

    (b) Mr. Englander may be deemed to hold the sole power to vote and to dispose of the shares of Common Stock described in (a) above. The foregoing should not be construed in and of itself as an admission by Mr. Englander as to beneficial ownership of the shares.

    (c) Transactions in Issuer’s Common Stock and Warrants during the past 60 days: Schedule A annexed hereto lists all transactions in the Common Stock and Warrants during the past 60 days by the Reporting Persons. Millenco effected the following block trades in the Common Stock and Warrants with a third party through a broker-dealer: (1) on September 15, 2006, Millenco purchased 206,000 shares of Common Stock at $5.38 per share; (2) on October 25, 2006, Millenco purchased 432,500 Warrants at $0.29 per Warrant. The remaining transactions in the Common Stock were effected on the OTC Bulletin Board.

    (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

    In connection with arrangements with its prime brokers, such prime brokers are permitted to lend securities in Millenco’s account to the extent permitted by debit balances in such account. Millenco generally will not have any knowledge of the actual loans made by such prime brokers. In addition, in the ordinary course of business, Millenco (or its prime brokers) may borrow securities to satisfy delivery obligations arising from short sales and may lend securities to third parties and such loans generally may be recalled upon demand.

    There are no other contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Company.

Item 7. Material to Be Filed as Exhibits.

    Exhibit I: Joint Filing Agreement, dated as of October 25, 2006, by and among Millenco, L.L.C., Millennium Management, L.L.C. and Israel A. Englander.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 25, 2006

MILLENCO, L.L.C. By: Millennium Management, L.L.C. as manager By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer
MILLENNIUM MANAGEMENT, L.L.C. By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005 Israel A. Englander

EXHIBIT I

JOINT FILING AGREEMENT

    This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, $0.0001 par value per share, of Coconut Palm Acquisition Corp., a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: October 25, 2006

MILLENCO, L.L.C. By: Millennium Management, L.L.C. as manager By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer
MILLENNIUM MANAGEMENT, L.L.C. By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005 Israel A. Englander

Schedule A

Transactions in the Common Stock During the Past 60 Days:

Date of Transaction	Quantity Purchased (Sold)	Price Per Share $
9/8/2006	16,000*	0.42
9/12/2006	1,600	5.34
9/15/2006	206,000	5.38
9/22/2006	5,000*	0.44
9/22/2006	(100,000)*	0.44
10/4/2006	25,000*	0.438
10/12/2006	(100,000)	5.4
10/23/2006	(107,600)	5.4
10/25/2006	432,500*	0.29

Note:  All such transactions were effected by Millenco.
*Indicates the purchase of Warrants.